
HEATHER'S CHOICE

INVEST IN **HEATHER'S CHOICE**

Good Food When + Where You Need It

heatherschoice.com Anchorage, AK

Food & Beverage | Consumer Goods | B2C | Health & Fitness | Recreation

Highlights

$1M+ Revenue
Earned over the last 12 months

1 🦈 As Seen on Shark Tank | Season 15 Episode 10 + Update Segment Season 16

Episode 7

2. $6.3M Lifetime Sales & More Demand Than We Can Keep Up With!

3. Nationally Distributed with Key Outdoor Retailers including REI + Sportsman's Warehouse + Scheels

4. Gluten-Free + Organic + Made with Sustainably Sourced Ingredients

5. 42% Organic DTC with 40% Repeat Customer Rate

6. SKU Accelerator Pitch Showcase Fan Favorite

7. Recently Launched on Backcountry.com and Coming to Bass Pro/Cabela's Fall 2026!

8. 10 Years in Business + Ready to Feed the World!

Featured Investors



Dan Didier

Invested $300,000 ⓘ

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Syndicate Lead

Dan Didier is a serial entrepreneur, outdoor enthusiast, running and wrestling coach. Co-founder and CSO QuantumNextDX.

"Heather's Choice is leveraging its success with outdoor enthusiasts to now capture the everyday market. They're translating their delicious, nutritious meals made with real ingredients into convenient, healthy options for anyone seeking a break from the daily grind. By showcasing how their outdoor expertise translates to everyday wellness, they

will expand their reach beyond weekend warriors to busy professionals and health-conscious families, creating a dominant health food brand in the years to come."

Other investors include SKU Notable , OSA, Bend Outdoor Worx & 179 more

Our Team



Heather Kelly Founder & CEO

Heather is a born and raised Alaskan and tenacious founder. She's a 2x NCAA National Champion in women's rowing and holds a degree in Evolutionary Sports Nutrition. She is also a Certified Eating Psychology Coach, dog mom and has a green thumb.



Brad Hurd COO

Brad has been with Heather's Choice since 2017 managing operations, supply chain, logistics, compliance, and so much more. He's a lean manufacturing geek who loves efficiency and processes. Can be found fishing or playing the drums in his spare time.



Abigail Hackett Wholesale Sales Manager

Alaska transplant with a soft spot in her heart for sustainable food systems. Will kill you with kindness and loves a good SPS Commerce report to show her sales velocity week to week. No task is too big or two small for this gal.

Revolutionize eating healthy on the move!


JOIN THE ADVENTURE
HEATHER'S CHOICE
SMOKED SOCKEYE
SALMON CHOWDER
JETPOWER

At Heather's Choice, we're on a mission to provide people good food when and where they need it, whether you're racing out the front door or summiting the tallest peaks in the world.

Today, we're inviting you to join us on the journey of creating the next big food brand; a brand that stands for quality, adventure, and tenacity!

What does the future of Heather's Choice look like?

What started as a line of dehydrated meals and snacks for backcountry enthusiasts has grown into so much more! Today, we're revolutionizing the way that people eat on the move, from peaks to pavement.

Today, we are focused on three fundamentals:

1. Profitability
2. Meeting Consumer Demand
3. Upholding Our Quality Standards as We Scale!

Why are we opening up this investment opportunity?

Since our humble beginnings in the summer of 2014, Heather's Choice has been built by you, our community! From the very first wave of orders to the **successful Kickstarter in 2015** to the people who work in the business every day, Heather's Choice has been going ten years strong thanks to people like you who believe in the power of real food nutrition. We wouldn't be here without you today, and we want you to

join us for the next decade!


BECOME AN INVESTOR
OATMEAL

Why should I invest?

As a shareholder in Heather's Choice, you get to be a part of an unbelievable story, and reap the financial benefits as well!

1. Heather's Choice is an underdog story...what started out of the back of Heather's pickup truck in 2014 has grown to become a national, premium brand in key retailers such as REI, Sportsman's Warehouse, and Scheels. It's been an epic saga, but thanks to our tenacity and persistence, we are still here and ready to grow beyond the outdoors to the natural foods arena...which is a BIG opportunity! Who would have thought this all would have been born out of a desire to feed our friends in the Alaska wilderness?

2. Strong brands are worth a lot of money! Take a look at companies like **Clif Bar**, **RxBar**, **Kevin's**, and **Factor**. These consumer packaged goods brands command sizable exit values, and Heather's Choice is poised to be the next big name in CPG!


OUR STORY



Hi! My name is Heather and I'm the founder and CEO here at Heather's Choice. In the summer of 2014, I found myself dehydrating meals and the very first Packaroons to fuel my extended backcountry trips. What was available at my local sporting goods store resembled something akin to astronaut food or cheesy cardboard gruel...I was NOT into it! In contrast, the meals I made with a small tabletop dehydrator tasted like the home-cooked food I was accustomed to. Turns out, the friends that I gave samples to loved it just as much as I did!

One fateful afternoon, a good friend "triple dog dared" me to turn this little idea into a business. That was ten years ago, and since then, we've sold over $6 million worth of these delicious meals and snacks across the US. I'm just as surprised as you are! I never thought my passion for food and the wilderness would turn into a full-fledged business and brand that is on the precipice of redefining eating on the move. It's wild!


Denali National Park
2013

Packrafting in Denali National Park with the first version of Heather's Choice in tow!




Red Rocks, Nevada
2018

Field testing Packaroons on a full-day expedition in Red Rocks, Nevada.

Our Product Suite


BREAKFASTS
BLUEBERRY CINNAMON
BUCKWHEAT BREAKFAST


PACKAROONS
SWEET COCONUT
PACKAROON
BLACK ESPRESSO
PACKAROON
COCONUT COOKIE FOR YOUR BACKPACK


DINNERS
GRASS-FED BEEF
SHEPHERD'S PIE

From our very humble beginnings, the Heather's Choice adventure menu now includes three distinct product lines; just add water breakfasts, our world-famous coconut cookies called Packaroons, and just add hot water meals.

Our best-sellers include Morning Glory Oatmeal, Blueberry Almond Packaroons, and Grass-Fed Beef Shepherd's Pie. These mouthwatering flavors are now sold in nearly 500 retail doors across the country, so I'd say we've hit the mark in offering elevated comfort food to the outdoor community.


GREAT TASTE
PACKABLE
NUTRIENT DENSE

Brand Traction

$6.3M	$1.2M	27%
LIFETIME REVENUE	TRAILING TWELVE MONTHS	YEAR OVER YEAR GROWTH

Since our launch, we've generated over $6.3 million in lifetime sales with $1.2 million in trailing twelve months. We're growing 27% YOY and the truth is...there is currently more customer demand that we can keep up with.

Our products can be found in the most prominent sporting goods stores in the country, including REI, Sportsman's Warehouse, Scheels, and hundreds of independents. We will also be launching into Bass Pro and Cabela's nationwide in the next 6 months!

Competition


Made to Move
Huel
HEATHER'S CHOICE
MOUNTAIN HOUSE
GOOD TO-GO
The Food You Settle For
The Quality You Want
Campbell's
DAILY HARVEST
Lean Cuisine
Amy's
Tied to the Kitchen

Unlike other ready-to-eat food brands, Heather's Choice offers nutritionally balanced meals and snacks that leave you wanting for nothing more. Made with premium ingredients like grass-fed bison and wild-caught Alaskan sockeye salmon, our products leave you feeling healthy, satisfied, and ready for what's next when you're away from the comfort of your home kitchen.

Customer Testimonials

" This reminds me of a **mom-cooked meal when I'm freezing out in the middle of nowhere.** Comfort food when I need it most! "

- Natalie W.

" **It tastes amazing** and gives me the **fuel I need to start my day!** "

- Brian P.

" **Wholesome, natural, delicious** and easy to prepare. "

- Kevin C.



Don't take our word for it! Our customers consistently rave about our food tasting like a home-cooked meal! They love the packaging and serving size, and how these products leave them feeling ready to get out there and tackle some miles.

What Did the Sharks Say?



"I'll take this **over room service!**"

- Mark



"Best damn **meal in minutes!**"

- Lori



"**That is good!** It's delicious!"

- Damon



"That chili is **FANTASTIC!**"

- Kevin

If you saw our Shark Tank debut, you know it was nothing short of epic! While we didn't walk away with a deal, we did leave the tank with unbelievable feedback from all five sharks. There was no question that all of them loved the food!

Broader Market Appeal


AT HOME
IN THE OFFICE
GRASS-FED
BISON CHILI
ON THE ROAD

While we thought we were simply starting a company to feed our friends, it's become abundantly clear that Heather's Choice appeals to a much wider audience. In a recent survey, we asked our customers, "Where do you eat Heather's Choice?" The answers might surprise you as much as they did us...

While the bulk of customers use our products for backpacking and hunting, we found they also use our products...

At Home

At the Office

Traveling

Airports

Hotels

Gym

Anytime, Anywhere!


How Customers Use Our Products
Backpacking 69%
Hunting 45%
Day Hikes 42%
On a Roadtrip 34%
Car Camping 32%
At Home 26%
Fishing 20%
Anytime, Anywhere 15%
At Your Desk 12%
Hotel 10%
Airport 9%
Headed to the Gym 4%

What started as provisions for backpackers has proven to be a convenient, healthy option to fuel our consumer's busy, everyday adventures.

Market Opportunity


Opportunity
Provisions to fuel today's adventure seekers.
$490B
READY TO EAT FOOD
Frozen, Chilled, Shelf Stable
Instant & Easy To Prepare
Bars & Snacks
$47.6B
READY TO EAT MEALS


Frozen & Chilled Meals
Canned & Shelf Stable
DEHYDRATED FOOD
1/2 SHARE POINT
$45M
Dried & Freeze-Dried
MREs

The market opportunity is HUGE! We currently play in the $9.3B dried and dehydrated food market, but we're not stopping there. As a provisions company, Heather's Choice is intentionally positioned to be the brand you know, trust, and reach for when you need something ready to eat. No mess, no prep, no clean up!

Growth Strategy


$10M
OUTDOOR + DTC
$30M
NATURAL CHANNEL
$50M
GROCERY + TRAVEL
TRAVEL
GROCERY
NATURAL
OUTDOOR
DTC
PHASE 1
2024 - 2027
PHASE 2
2028 - 2031
PHASE 3
2032 - 2035

Our growth strategy is broken up into three distinct phases.

1. First, we want to saturate the outdoor market and FINALLY satisfy the customers who have been beating down our door to carry our products nationwide.
2. From here, we've positioned the brand to scale into the natural foods channel, mass grocery, and club

foods channel, mass grocery, and club.

3. Then, maybe the one we're most excited about...travel! Think Hudson News, truck stops, RV parks, and anywhere people find themselves without a microwave, a stovetop, or a fridge.

Financial Highlights


GROSS MARGINS
49%
AVERAGE ORDER VALUE
$92
REPEAT CUSTOMER RATE
45%
GRASS-FED
BISON CHILI

Do you want to know the best part about all of this? We make money on everything we sell! We have a strong 49% gross margin across our 14 SKUs and multiple sales channels. Our direct-to-consumer business is ROCKIN' with a $92 AOV (which is 41% higher than the industry average) plus, we have a 45% repeat customer rate.

Our Team



Heather Kelly
CEO & Founder



Brad Hurd
COO

Abigail Hackett
Wholesale Manager

Today, our team includes our founder Heather Kelly as CEO, Brad Hurd as COO who's been with the company since 2017, and Abigail Hackett who is a tough as nails and sweet as pie wholesale manager.

Our team of advisors has built and sold well-known brands such as Hydroflask, Nuun, and Stanley.

What will my investment be used for?


RND 10%
INVENTORY 10%
SALES 20%
MARKETING 20%
CAP X 10%
OPERATING EXPENSES 30%
Raising $1.2M on our road to $10M and beyond!
Milestones
• Saturate the Outdoor Channel
• Grow from 468 to 2,000 Doors
• Onboard Co-Manufacturing Partners to Scale Production
• 5x DTC Sales

In short, we need to make more food! Current customer demand, whether that's direct to consumer or via our wholesale partners, we

whether that's direct to consumer or via our wholesale partners, we cannot make enough to keep up! Every year for the past decade, we've run out of inventory before we could satisfy our growing customer base. The people have spoken, they want better food to eat that's quick, convenient, healthy, and tastes homemade!

We're committed to growing this brand to become an undeniable force in the outdoor industry and to expand beyond our core consumer to meet the needs of the everyday adventure seeker. With your help, we get to make more good food, feed more people, build a profitable business, and curate a world-class brand experience that we can all be proud of.


THANK YOU!

We hope you join us in building a world-class brand, with world-class products, serving a global market of adventure seekers just like you!

Invest today and let's make history!


INVEST IN
HEATHER'S CHOICE